CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM, —Excess Return, due February 23, 2017	826,870	$10.00	$8,268,700	$947.59

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” on page TS-5 of this term sheet and beginning on page S-13 of product supplement MITTS-4. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as a principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$8,268,700.00
Underwriting discount	$0.25	$206,717.50
Proceeds, before expenses, to BAC	$9.75	$8,061,982.50

Merrill Lynch & Co.
February 23, 2012

826,870 Units

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return

due February 23, 2017

$10 principal amount per unit

Term Sheet No. 859

Market Index Target-Term Securities®

The notes have a maturity of approximately five years

The notes provide 100% participation in increases in the level of the Dow Jones-UBS Commodity IndexSM - Excess Return (the “Index”), subject to a cap of 62.80%

100% principal protected at maturity against decreases in the level of the Index

Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Pricing Date February 23, 2012

Settlement Date March 1, 2012

Maturity Date February 23, 2017

CUSIP 06051P521

Market Downside Protection

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Summary

The Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM — Excess Return due February 23, 2017 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes provide investors with a 100% participation rate in increases in the level of the Dow Jones-UBS Commodity IndexSM — Excess Return (the “Index”) from the Starting Value to the Ending Value, subject to a maximum return of 62.80% over the Original Offering Price. Investors must be willing to forgo interest payments on the notes and be willing to accept a return that is capped.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Base Value:	$10.00 per unit
Term:	Approximately five years
Market Measure:	Dow Jones-UBS Commodity IndexSM — Excess Return (Bloomberg symbol: “DJUBS”)
Starting Value:	148.5882
Ending Value:

The closing level of the Market Measure on the scheduled Calculation Day. If it is determined that the scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled Calculation Day, the Ending Value will be determined as more fully described beginning on page S-31 of product supplement MITTS-4.

Participation Rate:	100%
Minimum Redemption Amount:	$10.00 per unit
Capped Value:	$16.28, which represents a return of 62.80% over the Original Offering Price
Calculation Day:	February 15, 2017
Calculation Agent:	MLPF&S, a subsidiary of BAC
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.25 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-7.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Market Index Target-Term Securities®	TS-2

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Hypothetical Payout Profile

This graph reflects the returns on the notes at maturity, based on the Participation Rate of 100%, the Minimum Redemption Amount of $10.00 and the Capped Value of $16.28 (a 62.80% return). The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the commodities or futures contracts included in, or tracked by, the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value and the term of your investment.

Hypothetical Redemption Amounts

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show a hypothetical return on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value and the term of your investment.

The following table illustrates, for a Starting Value of 100 and a range of Ending Values:

▪	the percentage change from the Starting Value to the Ending Value;

▪	the Redemption Amount per unit of the notes; and

▪	the total rate of return to holders of the notes.

The table and examples are based on the Base Value of $10.00 per unit, the Minimum Redemption Amount of $10.00 per unit, the Participation Rate of 100% and the Capped Value of $16.28.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
70.00		-30.00%	$10.00		0.00%
80.00		-20.00%	$10.00		0.00%
90.00		-10.00%	$10.00		0.00%
95.00		-5.00%	$10.00		0.00%
97.50		-2.50%	$10.00		0.00%
100.00	(1)	0.00%	$10.00	(2)	0.00%
102.50		2.50%	$10.25		2.50%
105.00		5.00%	$10.50		5.00%
110.00		10.00%	$11.00		10.00%
120.00		20.00%	$12.00		20.00%
130.00		30.00%	$13.00		30.00%
140.00		40.00%	$14.00		40.00%
150.00		50.00%	$15.00		50.00%
160.00		60.00%	$16.00		60.00%
162.80		62.80%	$16.28	(3)	62.80%
170.00		70.00%	$16.28		62.80%
180.00		80.00%	$16.28		62.80%
190.00		90.00%	$16.28		62.80%
200.00		100.00%	$16.28		62.80%

(1)

The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 148.5882, which was the closing level of the Index on the pricing date. For recent actual levels of the Index, see “The Index” section below.

(2)	The Redemption Amount will not be less than the Minimum Redemption Amount of $10.00 per unit.

(3)	The Redemption Amount cannot exceed the Capped Value of $16.28.

Market Index Target-Term Securities®	TS-3

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Example 1: The Ending Value is 90% of the Starting Value:

Starting Value:	100
Ending Value:	90

$10 –	[	$10 ×	(100 – 90)	]	= $9.000
100

Redemption Amount (per unit) = $10.00 (The Redemption Amount will not be less than the Minimum Redemption Amount per unit.)

Example 2: The Ending Value is 130% of the Starting Value:

Starting Value:	100
Ending Value:	130

$10 +	[	$10 × 100% ×	(130 – 100)	]	= $13.00
100

Redemption Amount (per unit) = $13.00

Example 3: The Ending Value is 190% of the Starting Value:

Starting Value:	100
Ending Value:	190

$10 +	[	$10 × 100% ×	(190 – 100)	]	= $19.00
100

Redemption Amount (per unit) = $16.28 (The Redemption Amount cannot be greater than the Capped Value.)

Market Index Target-Term Securities®	TS-4

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Additional Risk Factors” section below and the “Risk Factors” sections beginning on page S-13 of product supplement MITTS-4 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	You may not earn a return on your investment.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, may be less than a comparable investment directly in the Index or the components of the Index.

▪	Your investment return on the notes is limited to the return represented by the Capped Value.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	The Index Sponsor, as defined below, may adjust the Index in a way that affects its level, and the Index Sponsor has no obligation to consider your interests.

▪	Ownership of the notes will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪	The prices of the Index Commodities may change unpredictably, affecting the value of the notes in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Commodities and related futures markets may adversely affect the value of the notes.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪

In seeking to provide you with what we believe to be competitive terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes described on page TS-7. The price at which you may sell the notes in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

You should consider the tax consequences of investing in the notes. See “Summary Tax Consequences” and “Material U.S. Federal Income Tax Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities, (as defined below).

The Index is composed of exchange-traded futures contracts (the “Index Components”) on physical commodities (the “Index Commodities”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

Market Index Target-Term Securities®	TS-5

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

The notes are linked to the Index and not to the spot prices of the Index Commodities and an investment in the notes is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The prices of the Index Components and the level of the Index may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Components relative to their current prices may have a negative effect on the level of the Index, and therefore the value of the notes.

Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities. To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts. The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield.” See “The Index — General.”

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. If all other factors remain constant, the presence of contango in the market for an Index Component could result in negative roll yield, which could decrease the level of the Index and the value of the notes.

Trading and other transactions by UBS AG (“UBS”), UBS Securities, and their affiliates in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index.

UBS, UBS Securities, and their affiliates actively trade futures contracts and options on futures contracts on the Index Components. UBS, UBS Securities, and their affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of the Index Commodities or are linked to the performance of the Index. Certain of UBS’s or UBS Securities’ affiliates may underwrite or issue other securities or financial instruments linked to the Index and related indices, and CME Indexes and UBS Securities and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index Components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS, UBS Securities, CME Indexes, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the notes into consideration at any time.

Risks associated with the Index may adversely affect the market price of the notes.

The annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. CME Indexes and UBS Securities may not discover every discrepancy and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the Index and the market price of the notes.

The notes are linked to the Dow Jones-UBS Commodities IndexSM — Excess Return and not the Dow Jones-UBS Commodities IndexSM — Total Return.

The Dow Jones-UBS Commodities IndexSM — Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Commodities IndexSM — Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodities IndexSM — Excess Return, also reflects interest that could be earned on cash collateral invested in three–month U.S. Treasury bills. Because the notes are linked to the Dow Jones-UBS Commodities IndexSM — Excess Return and not the Dow Jones-UBS Commodities IndexSM — Total Return, the Redemption Amount will not reflect this total return feature.

Market Index Target-Term Securities®	TS-6

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the level of the Index will increase from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be zero if the level of the Index is unchanged or decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of the benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek an investment that provides a guaranteed redemption amount above the principal.

▪	You seek a return on your investment that will not be capped at the return represented by the Capped Value.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with the benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement MITTS-4:

A “Market Measure Business Day” means a day on which the Market Measure or any successor thereto is calculated and published.

Market Index Target-Term Securities®	TS-7

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors — General Risks Relating to MITTS” beginning on page S-13 of product supplement MITTS-4 and “Use of Proceeds” beginning on page S-28 of product supplement MITTS-4.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Market Index Target-Term Securities®	TS-8

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of CME Indexes and UBS Securities as stated in those sources, and these policies are subject to change at the discretion of CME Indexes and UBS Securities. CME Indexes and UBS Securities have no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones and UBS discontinuing publication of the Index are discussed in the section of product supplement MITTS-4 beginning on page S-49 entitled “Description of MITTS — Discontinuance of a Non-Exchange Traded Fund-Based Market Measure — Equity-Based or Commodity-Based Market Measures that Are Not Exchange Traded Funds.” None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

“Dow Jones®,” “DJ,” “UBS,” “Dow Jones-UBS Commodity IndexSM — Excess Return,” “DJUBSSM” are service marks of Dow Jones Trademark Holdings, LLC and UBS, as the case may be, and have been licensed for use by us for certain purposes. The MITTS are not sponsored, endorsed, sold, or promoted by CME Indexes, Dow Jones & Company, Inc. (“Dow Jones”), UBS, UBS Securities, or any of their respective subsidiaries or affiliates, and none of these entities or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the MITTS.

Acquisition by UBS Securities and CME Indexes Joint Venture

In May 2009, UBS Securities completed its previously announced acquisition of AIG’s commodity index business, at which time UBS Securities and Dow Jones entered into a joint marketing agreement to market the Dow Jones-UBS Commodity IndexSM. Dow Jones indicated that the Dow Jones-UBS Commodity IndexSM — Excess Return will have an identical methodology as the Dow Jones-AIG Commodity IndexSM — Excess Return, and would take the same form and format as the Dow Jones-AIG Commodity IndexSM — Excess Return. Dow Jones subsequently assigned all of its interests in the joint marketing agreement to CME Indexes. In March 2010, CME Group Inc. and Dow Jones launched CME Indexes, a joint venture company, which is 90% owned by CME Group Inc. and 10% owned by Dow Jones. The Dow Jones-UBS Commodity IndexSM is calculated and published by Dow Jones Indexes, the marketing name for CME Indexes, in conjunction with UBS Securities.

General

The Index is a proprietary index that is designed to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998. The 23 physical commodities that are eligible for inclusion in the Index are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 20 commodities selected for 2012 are as follows: aluminum, Brent crude oil, coffee, copper, corn, cotton, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, WTI crude oil and zinc. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the “LME”). The designated futures contracts for the Index are set forth below in the section entitled “— Designated Contracts for Each Index Commodity.” The actual Index Commodities included in the Index are set forth below in the section “— Annual Reweighting and Rebalancing of the Index.”

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and longer-dated futures contracts on those physical commodities must be purchased. An investor with a rolling futures position is able to maintain an investment position in the underlying physical commodities without receiving delivery of those commodities. During the “roll period,” which occurs over five DJ-UBS Business Days (as defined below) each month, the calculation of the Index is gradually shifted from the use of the nearby dated futures contracts included in the Index to longer-dated futures contracts (at a rate of 20% per DJ-UBS Business Day during the roll period). At the end of the roll period, the longer-dated futures contracts are used to calculate the Index until the next roll period.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by CME Indexes and UBS Securities at any time.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “— Annual Reweighting and Rebalancing of the Index”) for those Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the futures contracts for the basket of commodities included in the Index. The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Market Index Target-Term Securities®	TS-9

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Diversification: In order to provide diversified exposure to commodities as an asset class and to avoid disproportionate weighting in any one commodity or sector, diversification rules have been established, which are applied annually. In addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a Designated Contract is selected by UBS Securities as the reference contract for each Index commodity. With the exception of several LME contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index commodity, UBS Securities has historically selected the futures contract that is traded in North America and denominated in U.S. dollars. If more than one of those contracts exists, UBS Securities has selected the most actively traded contract. Data concerning the Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract is terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade (“CBOT”), the LME, the Chicago Mercantile Exchange (“CME”), the New York Board of Trade (“NYBOT”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts (1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	6.25%	LME	25 metric tons
Brent Crude Oil	Brent Crude Oil $/barrel	5.14%	ICE	100 metric tons
Coffee	Coffee “C” cents/pound	2.46%	NYBOT	37,500 lbs
Copper (2)	Copper cents/pound	7.69%	COMEX	25,000 lbs
Corn	Corn cents/bushel	6.54%	CBOT	5,000 bushels
Cotton	Cotton cents/pound	1.92%	NYBOT	50,000 lbs
Gold	Gold $/troy oz.	10.41%	COMEX	100 troy oz.
Heating Oil	Heating Oil cents/gallon	3.40%	NYMEX	42,000 gallons
Lean Hogs	Lean Hogs cents/pound	2.21%	CME	40,000 lbs
Live Cattle	Live Cattle cents/pound	3.83%	CME	40,000 lbs
Natural Gas	Henry Hub Natural Gas $/mmbtu	8.59%	NYMEX	10,000 mmbtu
Nickel	Primary Nickel $/metric ton	2.83%	LME	6 metric tons
Silver	Silver cents/troy oz.	3.17%	COMEX	5,000 troy oz.
Soybean Oil	Soybean Oil cents/pound	3.31%	CBOT	60,000 lbs
Soybeans	Soybeans cents/bushel	7.01%	CBOT	5,000 bushels

Market Index Target-Term Securities®	TS-10

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts (1)	Exchange	Units
Sugar	World Sugar No. 11 cents/pound	3.77%	NYBOT	112,000 lbs
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	3.52%	NYMEX	42,000 gallons
Wheat	Wheat cents/bushel	5.22%	CBOT	5,000 bushels
WTI Crude Oil	Light, Sweet Crude Oil $/barrel	9.25%	NYMEX	1,000 barrels
Zinc	Special High Grade Zinc $/metric ton	3.49%	LME	25 metric tons

(1)	Reflects the approximate weightings as of January 31, 2012 of the nineteen commodities currently included in the Index.

(2)

The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contract and the LME copper contract volume data in determining the weighting for the Index.

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index Commodities is assigned to “Commodity Groups.” The Commodity Groups, the commodities of each and the Index weighting of each Commodity Group as of January 31, 2012 are as follows:

Commodity Group:	Commodities:	Index Weighting by Commodity Group as of January 31, 2012 (1):
Agriculture	Coffee Corn Cotton Soybean Oil Soybeans Sugar Wheat	30.23%
Energy	Brent Crude Oil Heating Oil Natural Gas Unleaded Gasoline (RBOB) WTI Crude Oil	29.89%
Industrial Metals	Aluminum Copper Nickel Zinc	20.26%
Livestock	Lean Hogs Live Cattle	6.04%
Precious Metals	Gold Silver	13.58%

(1)	Reflects the rounded weightings of the five Commodity Groups currently included in the Index.

Market Index Target-Term Securities®	TS-11

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Index Multipliers

The following is a list of the Index Commodities included in the Index for 2012, as well as their respective Commodity Index Multipliers for 2012:

Index Commodity	2012 Commodity Dow Jones-UBS Commodity Index Multiplier
Aluminum	0.122001240
Brent Crude Oil	2.018463730
Coffee	49.718288270
Copper	88.137951720
Corn	44.427643590
Cotton	89.420009330
Gold	0.259614930
Heating Oil	48.394800460
Lean Hogs	107.921951210
Live Cattle	129.475993150
Natural Gas	148.928960410
Nickel	0.005894520
Silver	4.137722700
Soybean Oil	282.740858540
Soybeans	25.375818920
Sugar	691.631070700
Unleaded Gasoline	52.809861150
Wheat	34.038931390
WTI Crude Oil	4.079212650
Zinc	0.072232310

Index Supervisory and Advisory Committees

CME Indexes and UBS Securities have established a two-tier oversight structure comprised of a supervisory committee (the “Supervisory Committee”) and an advisory committee (the “Advisory Committee”) in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS Securities and one of whom is appointed by CME Indexes, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings will be determined each year in June or July by the Supervisory Committee. The recalculation of the composition of the Index will be determined each year in June by UBS Securities under the supervision of the Supervisory Committee, and such determination will be reviewed by the Supervisory and Advisory Committees at their June or July meeting. Once approved by the Supervisory Committee, the new composition of the Index is announced in July or August following that meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic U.S. dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such products for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

Market Index Target-Term Securities®	TS-12

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

•	No single commodity may constitute more than 15% of the Index;

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

•	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by CME Indexes, in conjunction with UBS Securities, by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index Components are multiplied by the prices for those components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

Market Index Target-Term Securities®	TS-13

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

The following graph sets forth the monthly historical performance of the Index in the period from January 2007 through January 2012. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes. On the pricing date, the closing level of the Index was 148.5882.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with CME Indexes and UBS Securities licensing to us and to certain of our affiliated or subsidiary companies, in exchange for a fee, the right to use the Index, which is owned and published by CME Indexes and UBS Securities, in connection with certain products, including the notes.

The license agreement provides that the following language must be set forth in this term sheet:

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME Indexes”), and UBS Securities LLC (“UBS Securities”), and have been licensed for use. “Dow Jones®”, “DJ”, “Dow Jones Indexes”, “UBS”, “Dow Jones-UBS Commodity IndexSM — Excess Return” and “DJUBSSM” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be , have been licensed to CME Indexes and have been licensed for use by us for certain purposes.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates to us is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by CME Indexes in conjunction with UBS Securities without regard to us or the notes. Dow Jones, UBS Securities and CME Indexes have no obligation to take our needs or the owners of the notes into consideration in determining, composing or calculating the Index. None of Dow Jones, UBS AG, UBS Securities, CME

Market Index Target-Term Securities®	TS-14

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Indexes or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to notes customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc. and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and notes.

This term sheet relates only to notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity IndexSM components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. The information in this term sheet regarding the Dow Jones-UBS Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity IndexSM components in connection with the notes. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, CME INDEXES AND US, OTHER THAN UBS AG AND THE LICENSORS OF CME INDEXES.

Market Index Target-Term Securities®	TS-15

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes, we intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a note without regard to cash, if any, received on the notes.

•

Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Material U.S. Federal Income Tax Considerations

Set forth below is a summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4, which you should carefully review prior to investing in the notes. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-4.

General. There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a note could differ materially from the timing and character of income, gain, or loss recognized in respect of a note had the notes in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the notes. The following summary assumes that the notes will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals. The amount payable on the notes at maturity will depend on the performance of the Index. Accordingly, we intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the Notes. Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the notes. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Market Index Target-Term Securities®	TS-16

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Tax Accrual Table. The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 3.8619% per annum (compounded semi-annually) that we established for the notes. The table reflects the expected issuance of the notes on March 1, 2012 and the scheduled maturity date of February 23, 2017. This tax accrual table is based upon a projected payment schedule per $10 principal amount of the notes, which would consist of a single payment of $12.0974 at maturity. This information is provided solely for tax purposes and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period (per Unit)	Total Interest Deemed to Have Accrued on the Notes as of the End of Accrual Period (per Unit)
March 1, 2012 to December 31, 2012	$0.3243	$0.3243
January 1, 2013 to December 31, 2013	$0.4026	$0.7269
January 1, 2014 to December 31, 2014	$0.4182	$1.1451
January 1, 2015 to December 31, 2015	$0.4346	$1.5797
January 1, 2016 to December 31, 2016	$0.4515	$2.0312
January 1, 2017 to February 23, 2017	$0.0662	$2.0974

Projected Redemption Amount = $12.0974 per unit of the notes.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the notes offered by this Note Prospectus have been completed and executed by BAC, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this Note Prospectus, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our Current Report on Form 8-K dated April 28, 2011.

Market Index Target-Term Securities®	TS-17

Market Index Target-Term Securities® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due February 23, 2017

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Product supplement MITTS-4 dated September 24, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509197085/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

“Market Index Target-Term Securities®” and “MITTS®” are our registered service marks.

Market Index Target-Term Securities®	TS-18